News Release


SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH. D.C. 209 SECTION



ZURICH

Zurich shareholders get net payout of CHF 5.39 per registered share from dividend and nominal value reduction

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 3, 2006 – Zurich Financial Services (Zurich) today announced that it will pay out to shareholders free of charge a total net amount of CHF 5.39 per registered share on July 4, 2006 (value date). The amount is comprised of a net dividend of CHF 2.99 (gross CHF 4.60) per registered share for the business year 2005 and a payout of CHF 2.40 per registered share in the form of a nominal value reduction of the share capital. The dividend and the payout of the nominal value reduction were approved by the Annual General Meeting on April 20 of this year. The record date for the determination of the entitled shareholders is July 3, 2006.

After the nominal value reduction the share capital will be reduced from CHF 360,017,387.50 by CHF 345,616,692 to a new total of CHF 14,400,695.50. As a result each registered share has a nominal value of CHF 0.10.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

Articles of Incorporation of Zurich Financial Services


RECEIVED
JUL 0 5 2006
209
PROCESSING
SECTION
WASH, D.C.

I Name, Domicile, Duration and Purpose of the Company

Article 1 **Name**

The name Zurich Financial Services shall designate a corporation as defined in articles 620 et seq. of the Swiss Code of Obligations and in the articles of incorporation below.

Article 2 **Domicile**

The domicile of the Company shall be situated in Zurich. The Company may establish branch offices, subsidiaries and representative offices inside and outside Switzerland.

Article 3 **Duration**

The duration of the Company shall be unlimited.

Article 4 **Purpose**

(1) The purpose of the Company is to hold interests in companies active in the financial services business, including the areas of non-life and life insurance, reinsurance and asset management. The Company may engage in any operations and take any measures which seem appropriate to promote the purpose of the Company, or which are connected with this purpose.

(2) The Company may obtain holdings in any kind of company, may finance these, or may establish and acquire companies of any kind.

II Share Capital

Article 5 **Share Capital**

The share capital of the Company shall amount to CHF 14,400,695.50 (fourteen million four hundred thousand six hundred and ninety-five Swiss francs and fifty centimes), and shall be divided into 144,006,955 fully paid registered shares with a nominal value of CHF 0.10 (ten centimes) each.

Article 5bis **Authorised Share Capital**

(1) The Board of Directors is authorised to increase the share capital by no later than June 1, 2008 by an amount not exceeding CHF 600,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 0.10 each. An increase in partial amounts is permitted.

(2) Subscription and acquisition of the new shares, as well as each subsequent transfer of shares, are subject to the restrictions of article 7 of these articles of incorporation.

(3) The Board of Directors determines the date of issue of new shares, the issue price, type of payment, conditions of exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board of Directors may issue new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board of Directors may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

(4) The Board of Directors is further authorised to restrict or withdraw the pre-emptive rights of shareholders and allocate them to third parties if the shares are to be used:

(a) for the take-over of an enterprise, of parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or

(b) for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

Article 5[ter]

Contingent Share Capital

(1) (a) The share capital may be increased by an amount not exceeding CHF 548,182.80 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 0.10 each by exercising of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by the Company or one of its group companies in national or international capital markets and/or by exercising option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders are excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board of Directors.

(b) The acquisition of shares by exercise of conversion and/or option rights, as well as any successive transfer of shares are subject to the restrictions of article 7 of these articles of incorporation.

(c) The Board of Directors is authorised, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders to advance subscription in cases where they are issued for the financing including re-financing of a take-over of an enterprise, of parts of an enterprise, or of participations. If the right to advance subscription is withdrawn by the Board of Directors, the following applies: the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection clauses in accordance with market practice) and the new shares are issued at the current conditions for convertible bond or warrant issues. The

conversion rights may be exercisable during a maximum of 10 years and option rights during a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of the Company the quoted share price is to be used as a basis.

(2) (a) The share capital may be increased by an amount not exceeding CHF 150,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 0.10 each by issuance of new shares to employees of the Company and group companies. The pre-emptive right of the shareholders of the Company, as well as the right for advance subscription, are excluded. The issue of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors, and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to employees at a price lower than that quoted on the stock exchange.

(b) The acquisition of shares in the context of employee share ownership as well as each subsequent transfer of shares are subject to the restrictions of article 7 of these articles of incorporation.

III Shares, Position of Shareholders

Article 6

Form of Certification, Deferred Printing of Shares

(1) The Company may issue certificates (global certificates) representing any number of shares. The Board of Directors shall decide what form the certification of shares – and the rights derived therefrom – shall take.

(2) The Company may dispense with the obligation to print and supply documents (shares or certificates), and may, with the permission of the shareholder, cancel without replacement documents handed in to the Company. However, the shareholder may at any time require the Company to print and supply documents free of charge, and the Company may at any time print undocumented shares.

(3) In a directive, the Board of Directors will set forth details and provisions regarding implementation, including those relating to co-operation between the Company and the bank which administers undocumented shares for shareholders.

(4) Undocumented shares and the undocumented rights deriving from them may

(a) only be transferred by means of assignment, such assignment being valid only if the Company is notified;

(b) only be transferred in co-operation with the bank administering the shares for the shareholder. They may only be pledged in favour of this bank, by means of a written pledge agreement, of which the Company need not be notified.

Article 7 **Share Register**

(1) Only shareholders entered in the share register as shareholders with voting rights or as usufructuaries shall be entitled to exercise the voting rights linked to the shares or the other rights connected with these voting rights.

(2) The Board of Directors may refuse to recognise an applicant as a shareholder with voting rights if the person acquiring the shares does not expressly declare upon request that he acquired the shares in his own name and on his own account, or if the person acquiring the shares makes false statements in his application for registration of the shares. In a directive, the Board of Directors may set forth the preconditions for the acceptance of nominees as shareholders with voting rights.

(3) The statutory provisions in the event of transfer of shares on death, at the division of a deceased's estate, and by virtue of matrimonial property rights remain reserved. If for one of these reasons shares are transferred, or in the event of the winding-up of any business association or legal entity in whose name any shares are registered, the Company shall be informed of the identity of the acquirer within six months.

Article 8 **Application for Entry**

(1) The Company shall recognise only one representative for each share.

(2) Entry of shareholders in the share register is made on the basis of formalities accepted by the Company which the acquirer must comply with completely and truthfully. If a shareholder changes his address or domicile, he must notify the Company of the new address.

IV Organisation of the Company

Article 9 **Corporate Bodies**

The corporate bodies are:

A T he General Meeting
B The Board of Directors
C The Auditors
D The additional official bodies designated by the Board of Directors on the basis of Article 19 as part of the organisational rules issued by the Board of Directors.

A General Meeting

Article 10 **Powers**

The General Meeting shall have the following powers:

1. The adoption and the amendment, subject to articles 651a, 652g, 653g and 653i of the Swiss Code of Obligations, of the articles of incorporation;
2. The election and dismissal of members of the Board of Directors, the Auditors and the Group Auditor;

3. The election and dismissal of a further auditor as special auditor to undertake the special audits required for an increase in share capital;
4. The approval of the annual report, the annual financial statements and the consolidated financial statements;
5. Resolutions on the use of the available earnings, in particular the declaration of dividends;
6. The release from liability of the members of the Board of Directors and the other management bodies;
7. Passing resolutions on matters which are by law or by the articles of incorporation reserved to the General Meeting of shareholders, or, subject to the provisions laid down in article 716a of the Swiss Code of Obligations, which are submitted to it by the Board of Directors.

Article 11

Calling the General Meeting

(1) The General Meeting of shareholders shall be called by the Board of Directors, if necessary by the Auditors. Also, liquidators and representatives of bondholders are entitled to call the meeting.

(2) The ordinary General Meeting shall take place annually within six months after the close of the business year. Extraordinary General Meetings shall be called according to need.

(3) The calling of a General Meeting of shareholders may also be requested in writing, indicating the matters to be discussed and the corresponding proposals, by shareholders with voting rights representing together at least ten percent of the share capital.

Article 12

Procedure for Calling the Meeting, Agenda

(1) The General Meeting of shareholders shall be called through publication of the invitation in the Swiss Official Gazette of Commerce at the latest twenty days prior to the day of the meeting. The invitation shall indicate the items to be discussed and the motions of the Board of Directors and of the shareholders who have requested that a General Meeting be held or that an item be included in the agenda of the meeting.

(2) Shareholders with voting rights who together represent shares with a nominal value of at least ten thousand Swiss francs may request that items be included on the agenda until, at the latest, 45 days before the day of the meeting. Such request must be made in writing, and must specify the proposals.

(3) No resolutions may be passed on motions concerning agenda items which have not been duly announced in this way; excepted are motions for the calling of a special meeting of shareholders or the initiating of a special audit.

(4) The annual report and the auditors' report will be available for the inspection of shareholders at the Company's domicile twenty days, at the latest, before the ordinary General Meeting. Every shareholder can request immediate delivery of a copy of these documents. Shareholders will be notified about this in writing.

Article 13 **Right of Attendance, Representation**

(1) Shareholders entered in the share register as shareholders with voting rights on a specific qualifying day designated by the Board of Directors shall be entitled to attend the General Meeting and to exercise their votes at the General Meeting.

(2) A shareholder entered in the share register as a shareholder with voting rights, who cannot attend the General Meeting personally, may authorise another shareholder with voting rights or in the case of nominees with voting rights, the beneficial owner, to represent him at the General Meeting by means of a written authorisation to be submitted to the Company. This provision shall be subject to paragraph 3 below.

In a directive, the Board of Directors may set forth the requirements for the representation of shares held by nominees with voting rights by the beneficial owner.

(3) Representatives of corporate bodies of the Company and proxy holders for deposited shares, as well as independent proxy holders designated by the Company, need not be shareholders. Minors and wards may be represented by their legal representatives, married persons by their spouses, and legal entities by authorised signatories or other authorised representatives, even if such person is not a shareholder.

Article 14 **Votes**

Every share whose owner or usufructuary is entered in the share register as a shareholder with voting rights shall entitle its holder to one vote.

Article 15 **Quorum**

The General Meeting shall constitute a quorum irrespective of the number of shareholders present and shares which are represented.

Article 16 **Presiding Officer**

(1) The Chairman of the Board of Directors or, failing him, the Vice-Chairman or another member specified by the Board of Directors, shall preside at the General Meeting.

(2) The Chairman of the meeting shall designate the secretary and the vote counters, who need not be shareholders. The minutes shall be signed by the Chairman of the meeting and the secretary.

(3) The Chairman of the meeting shall have all powers and authority required for the orderly running of the General Meeting without disruption.

Article 17 **Resolutions and Elections**

(1) The General Meeting shall pass its resolutions and carry out its elections by a simple majority of the votes exercised, excluding abstentions, blank and invalid votes, unless the articles of incorporation or mandatory legal provisions (article 704 of the Swiss Code of Obligations) shall stipulate otherwise. In the event of

the votes being equally divided, the decision shall rest with the Chairman of the meeting.
(2) Motions and elections shall be decided by open vote unless the Chairman shall order, or shareholders representing in the aggregate at least [...] percent of the represented votes shall require, a written ballot. Should the result of an open vote or election be unclear, the Chairman may order that the vote or election be repeated in written form; in this case only the result of the written vote shall count.
In a directive, the Board of Directors may set forth the acceptance of voting and elections by equivalent procedures (e.g. electronically) maintaining the principle of presence.

B Board of Directors

Article 18

Duties and Powers

(1) The Board of Directors shall decide on all matters which are not by law, by the articles of incorporation or by the organisational rules reserved or assigned for decision to another corporate body.

(2) The Board of Directors has the following non-transferable and inalienable duties:

(a) The ultimate management of the Company and the giving of the necessary directives;

(b) The establishment of the organisation;

(c) The structuring of the accounting system and of the financial controls, as well as the financial planning;

(d) The appointment and removal of the persons entrusted with the management and the representation, as well as determining who shall be authorised to sign for and on behalf of the Company and to represent it;

(e) The ultimate supervision of the persons entrusted with the management, in particular in view of compliance with the law, the articles of incorporation, organisational rules and directives;

(f) The preparation of the annual report, as well as the preparation of the General Meeting of shareholders and the implementing of its resolutions;

(g) The notification of the judge in the case of overindebtedness;

(h) The formal acknowledgement that a capital increase has been carried out and the appropriate changes in the articles of incorporation have been made, as well as drawing up the report on the capital increase.

Article 19

Delegation of Powers

(1) The Board of Directors may assign the preparation or the implementation of its resolutions to committees or individual members, and – subject to article 18, paragraph 2 and mandatory legal provisions – delegate duties or powers completely or partially to individual board members or to third parties who need not be shareholders.

(2) In particular, the Board of Directors may appoint an executive management consisting of one or more members, which shall be responsible for managing and representing the Company in accordance with the organisational rules issued by the Board of Directors.

Article 20

Election, Term of Office

(1) The Board of Directors shall consist of at least seven but not more than thirteen members who must be shareholders.

(2) The ordinary term of office of the members of the Board of Directors shall be three years subject to prior resignation or removal, where one year is understood to be the period from one ordinary General Meeting to the next ordinary General Meeting. Newly appointed members of the Board shall complete the term of their predecessor. On the expiration of their terms of office, the members may be reelected immediately.

(3) The Board of Directors shall organise the election of its members in such a way as to ensure that no more than four members shall complete their ordinary term of office at any one General Meeting.

(4) Should the number of members drop below the minimum number provided in these articles of incorporation, the completion of the Board of Directors may be deferred until the next ordinary General Meeting, provided the Board still consists of at least six members.

(5) The election of members of the Board of Directors is effected on an individual basis.

Article 21

Organisation

(1) The Board of Directors shall elect from amongst its members a Chairman and a Vice-Chairman, and shall appoint a secretary.

(2) It may appoint one or more committees from amongst its members.

Article 22

Calling of Meetings, Resolutions in Writing

(1) The Board of Directors shall meet at the invitation of its Chairman or of the member representing him, as well as in the cases specified by law (article 715 of the Swiss Code of Obligations) or the organisational rules, as often as the business of the Company shall require, however, at least six times a year.

(2) Wherever the Chairman, or the member of the Board representing him, may deem it advisable, resolutions of the Board of Directors may also be adopted by

way of written consent to a proposition submitted, unless a member shall request discussion thereof.

Article 23

Adopting Resolutions, Taking Minutes

(1) Resolutions of the Board of Directors shall be adopted and persons elected by an absolute majority of votes cast. In case of a tie, the Chairman of the meeting shall have the casting vote except in the following matters (provided that the Board resolved to create the respective committee referred to below):

(a) Matters that are the subject of a recommendation from the audit committee;

(b) Matters that are the subject of a recommendation from the remuneration committee in relation to the remuneration of the Chairman of the Board;

(c) Matters that relate to the appointment or removal of the Chairman of the Board;

(d) Appointments to the committees,

(e) Nominations for the election of members of the Board that are not made on the basis of a proposal by the governance and nominations committee.

(2) Minutes will be taken of the discussions and resolutions, and these shall be signed by the Chairman and the secretary.

Article 24

Remuneration for Board of Directors

Members of the Board of Directors shall receive a fixed remuneration which is determined by the Board of Directors in accordance with the claims made on them and their degree of responsibility.

C Auditors

Article 25

Election, Powers

(1) The General Meeting shall elect as auditors an auditing company which complies with the legal requirements, for the term of one year. Its rights and duties shall be governed by the provisions of the law.

(2) The same auditing company or another auditing company which complies with the legal requirements may be elected as Group Auditor, also for the term of one year.

(3) The General Meeting may elect one or more further auditor(s) as special auditor(s) to undertake the special audits for increases in share capital (according to articles 652f, 653f and 653i of the Swiss Code of Obligations).

V Financial Year and Use of Profits

Article 26 **Financial Year**

The financial year of the Company shall be determined by the Board of Directors.

The annual accounts, consisting of the statement of income, the balance sheet and the notes to the financial statements, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular articles 662a et seq. CO, and established accounting rules and practices.

Article 27 **Use of Profits**

The General Meeting shall resolve on the use of the profits as shown on the balance sheet in accordance with the applicable provisions of the Swiss Code of Obligations.

V^bis Contributions in Kind

Article 27bis On October 16, 2000 the Company has taken over

- Pursuant to a merger agreement by and between the Company and Zurich Allied AG, in Zurich, dated May 2, 2000, all assets and liabilities of Zurich Allied AG. On the basis of the merger balance sheet of Zurich Allied AG as of June 30, 2000 the assets amount to CHF 6,372,322,337.42 and debts amount to CHF 291,883,659.24, which results in a surplus of CHF 6,080,438,678.18. In consideration for such contribution, the Company allots to the former shareholders of Zurich Allied AG 48,649,517 fully paid registered shares of the Company resulting from the capital increase and 10,000 fully paid registered shares of the Company acquired by the merger, with a nominal value of CHF 10 each. The Company enters into its books CHF 486,495,170 as share capital and the rest of the issue price of CHF 5,593,943,508.18 as reserves.

- Pursuant to a contribution agreement by and between the Company and Allied Zurich p.l.c., in London, dated October 16, 2000, from Allied Zurich p.l.c., 1,512,202,466 fully paid registered shares of Allied Zurich p.l.c. with a nominal value of GBP 0.25 each. These registered shares are received at a value of CHF 4,586,997,599.33. In consideration for such contribution in kind, the Company allots to Crest International Nominees Limited, London, as trustee of former shareholders of Allied Zurich p.l.c. 35,187,547 registered shares of the Company, to Towers Perrin Share Plan Services Limited, London, 23,283 registered shares of the Company, to Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, 15,139 registered shares of the Company, to Mercer Trustees Limited, Dublin, 515 registered shares of the Company, with a total nominal value of CHF 352,264,840. The Company enters into its books CHF 352,264,840 as share capital and the rest of the issue price of CHF 4,234,732,759.33 to the reserves.

VI General Provisions

Article 28

Notices, Communications

(1) Official publications of the company shall be made in the Swiss Official Gazette of Commerce. Where personal notification is not mandatory by law, publication in the Swiss Official Gazette of Commerce shall be deemed valid for all notifications which the law prescribes and for all other Company communications to shareholders.

(2) Written communications by the Company to shareholders shall be made by unregistered mail sent to the last address of the shareholder or authorised recipient entered in the share register.

Article 29

Liquidation

The Company may be liquidated in accordance with the provisions of the Swiss Code of Obligations.

VII Disputes

Article 30

Place of Jurisdiction

(1) All disputes on Company matters between individual shareholders and the Company or its corporate bodies, as well as between the Company and its corporate bodies, or between the corporate bodies themselves, shall be judged by the ordinary courts at the domicile of the Company in Zurich, subject to the right of appeal to the Swiss Federal Supreme Court.

(2) Irrespective of the place of jurisdiction specified in paragraph 1 above, the Company may alternatively prosecute its corporate bodies and shareholders at their normal place of jurisdiction.

Version corresponding to the shareholders' meeting of April 20, 2006.

This is a translation of the original German version. In case of doubt or differences of interpretation the official German version of the Articles of Incorporation shall prevail over the English text.



Handelsregister des Kantons Zürich - Tagebuch

18223 03.07.2006 (TP /TP /3:2/11811.2006/020.3.023.083-6)

Zurich Financial Services, in *Zürich,* CH-020.3.023.083-6, Halten von Beteiligungen im Bereich Finanzdienstleistungen, Aktiengesellschaft (SHAB Nr. 103 vom 30.05.2006, S. 25, Publ. 3395200). Statutenänderung: 20.04.2006. Aktienkapital neu: CHF 14'400'695.50 [bisher: CHF 360'017'387.50]. Liberierung Aktienkapital neu: CHF 14'400'695.50. Aktien neu: 144'006'955 Namenaktien zu CHF 0.10 [bisher: 144'006'955 Namenaktien zu CHF 2.50]. Bei der Kapitalherabsetzung vom 20.04.2006 wird der Nennwert der 144'006'955 Namenaktien zu CHF 2.50 auf CHF 0.10 herabgesetzt und je CHF 2.40 pro Aktie zurückbezahlt; die Beachtung der gesetzlichen Vorschriften von Art. 734 OR wird mit öffentlicher Urkunde vom 30.06.2006 festgestellt.

Eidg. G: 1720 = 1720.-- (Kapital 14'400'000.--)
Kant. G: Exp.70 + 200 + 200 + 1 + 55 + *1341* = 1867.-- Total 3587.--

Belege: Verfügung
1. Anmeldung
2. öffentliche Urkunde über GV-Beschlüsse mit Statuten usw.
3. Feststellungsurkunde



Amtlich beglaubigter Handelsregisterauszug

Eintragungs-Bestätigung, erstellt vor Publikation der neuesten Eintragung nach Genehmigung durch das Eidg.Amt für das Handelsregister (Art. 115 HRegV).

Zürich, 3.7.2006

Gebühr: CHF 50.–

Handelsregisteramt
Kanton Zürich


HANDELSREGISTERAMT
KANTON ZÜRICH